Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8	CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Ur-Energy Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Manitoba and Ontario have been issued for a Preliminary Short Form Prospectus of the above Issuer dated April 23rd, 2007.

DATED at Toronto this 23rd day of April, 2007.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 1086502